Alset EHome International Inc.

4800 Montgomery Lane, Suite 210

Bethesda, Maryland 20814

June 21, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn.:	Mr. Ameen Hamady and Ms. Kristi Marrone
Office of Real Estate & Construction

Re:	Alset EHome International Inc.
Form 10-K for the year ended December 31, 2021
Filed March 31, 2022
File No. 001-39732

Ladies and Gentlemen:

This letter is being submitted on behalf of Alset EHome International Inc. (the “Company”) in response to comments contained in the letter dated June 6, 2022 from the Staff (the “Staff”) of the Securities and Exchange Commission to the Company’s Annual Report on Form 10-K that was filed on March 31, 2022.

To facilitate the Staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto.

Form 10-K for the year ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Real Estate Assets, page 43

1.	We note your disclosure related to the breakdown of your capitalized construction costs which includes an impairment reserve of approximately $5.2 million for the years ended December 31, 2021 and December 31, 2020. Please tell us the nature of the impairment reserve and the reason for establishing such a reserve. In that regard, please tell us how the establishment of such an impairment reserve is consistent with the guidance on impairments for long lived assets in ASC 360-10-35. Specifically, it is noted that such guidance outlines a two step approach based on a trigger test to the extent there are any impairment indicators and to the extent an impairment is identified after applying the two step approach, any impairment recognized would adjust the carrying amount of the long lived asset with restoration of a previously recognized impairment loss being prohibited. See ASC 360-10-35-17 and ASC 360-10-35-20.

United States Securities and Exchange Commission

June 21, 2022

Response: The Company adopted Accounting Standards Codification (ASC) Topic 360, “Property, Plant, and Equipment,” as a guidance for the impairment of long-lived assets that are classified as held and used. Our real estate assets consist of construction in progress and land held for development, all of which are stated at cost, unless the carrying amount is determined not to be recoverable, in which case the asset is written down to its fair value. The Company reviews each real estate asset on an annual basis or whenever indicators of impairment exist. Indicators of impairment include, but are not limited to, significant decreases in local land market values and selling prices of comparable lands, significant decreases in gross margins or sales absorption rates, costs significantly in excess of budget and actual or projected cash flow losses. If there are indicators of impairment, the Company will perform a fair value-based impairment analysis to determine if the asset is impaired.

In addition to our annual assessment of potential triggering events in accordance with ASC 360, the Company applies a fair value-based impairment test to the net book value assets on an annual basis and on an interim basis if certain events or circumstances indicate that an impairment loss may have occurred.

For the year of 2019, after performing Step 1 - analysis under ASC Topic 360, the Company believed that the capitalized construction costs of its Black Oak project exceeded the original forecasted amount due to higher than expected construction costs, lower than expected reimbursement from the district and higher finance costs. Therefore, in accordance with ASC 360-10-35-21 “An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)”, the Company determined the long-lived asset shall be tested for recoverability. While evaluating Step 2 under ASC Topic 360, the Company performed a fair value-based impairment analysis and recorded approximately $5.2 million of impairment on the Black Oak project based on the fair value determined by a discounted cash flow model.

For the years 2020 and 2021, the Company performed impairment analysis for all of its real estate projects under ASC Topic 360 and there were no indicators of impairment presented; therefore, no further analysis was considered. In accordance with ASC 360-10-35-20, the $5.2 million impairment reserve remained unchanged and the new cost basis is being depreciated over the remaining life of the asset. Although referred to as an impairment reserve, the Company considers the write-down an adjustment of cost basis of the asset, consistent with ASC 360-10-35-20. In the future filings, the Company will disclose that these impairment write-downs established a new cost basis.

United States Securities and Exchange Commission

June 21, 2022

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Cost of Sales, page 76

2.	We note your disclosure on page 5 that as part of the contract with NVR, upon establishment of FFB assessments on the lots, the Company is obligated to credit NVR with an amount equal to one year of FFB assessment per each lot purchased by NVR. Please expand your policy to disclose how you account for such credits. Your disclosure should outline whether the Company recognizes such credits as a reduction of revenue or costs of sales. In that regard, please tell us your consideration of the guidance in ASC 606-10-32-25 through 27.

Response: The Company has recorded credits for the amounts due to NVR for FFB assessments of approximately $200,000 on a life to date basis of the arrangement and we do not anticipate these credits to represent a material amount in aggregate. However, in future filings, the Company will expand our disclosure of FFB credit to NVR to include the following:

Certain arrangements for the sale of buildable lots to NVR require the Company to credit NVR with an amount equal to one year of the FFB assessment. Under ASC 606, the credits to NVR are not in exchange for a distinct good or service and, accordingly; the amount of the credit was recognized as the reduction of revenue.

Note 10. Equity, page 95

3.	We note your disclosure on page 99 that on July 13, 2020, due to share grants and warrant exercises, the Company’s ownership percentage of Alset International fell below 50%, the entity was deconsolidated in accordance with ASC 810-10-40-5 and a gain of approximately $53 million was recorded. We further note on page 68 that as of December 31, 2021 you own 76.8% of Alset International and it is once again a consolidated subsidiary of the Company. In order to better understand the Company’s accounting related to the Alset International subsidiary, please tell us the following:

●	where the Company presented the gain of approximately $53 million in its statement of operations and whether the $53 million is included in the $61,346 net gain on investment in Alset International during the unconsolidated period;
●	how the $61,346 was calculated and whether such “net” amount related to the Company reestablishing control and therefore consolidating Alset International again;
●	the facts and circumstances that led to the Company reestablishing control; and
●	how the Company considered the guidance in ASC 805 when considering the accounting once the Company reestablished control of Alset International.

Response: On July 13, 2020, due to share grants by Alset International and warrant exercises by stockholders of Alset International, the Company’s ownership percentage of Alset International decreased from 55.37% to 49.62% and the entity was deconsolidated in accordance with ASC 810-10-45-5. A gain of approximately $53 million was recorded as a result of the deconsolidation.

Following deconsolidation, the Company elected to apply the Fair Value Option under ASU 2016-01 to the investment in Alset International as the Company still retained significant influence over Alset International.

United States Securities and Exchange Commission

June 21, 2022

On August 20, 2020, the Company acquired 30,000,000 common shares of Alset International from Chan Heng Fai in exchange for a two-year non-interest bearing note of $1,333,429. After this transaction, the Company’s ownership of Alset International became 51.04%, at the point Alset International was required to be consolidated. Upon reconsolidation a loss of approximately $22 million was recorded. During the unconsolidated period of 38 days (from July 13, 2020 to August 20, 2020) that the investment in Alset International was accounted for under ASU 2016-01, the Company recorded an unrealized loss on the fair value of the investment of approximately $31 million.

The net gain on investment in Alset International of $61,346 represented all the gains and losses netted during the 38 days period from the deconsolidation on July 13, 2020 until the reconsolidation on August 20, 2020. $53 million gain at the moment of deconsolidation was substantially net off by $53 million losses from reconsolidation and unrealized losses on the fair value of investment from Alset International. The Management believed it was clearer to group these numbers together for the stakeholders to understand the Company’s operation results considering the short unconsolidated period, the significant influence of the Company over Alset International even during the unconsolidated period, and that both of these companies were under common control.

On August 20, 2020, the Company acquired 30,000,000 common shares of Alset International from Chan Heng Fai in exchange for a two-year non-interest-bearing note of $1,333,429. After this transaction, the Company’s ownership in Alset International became 51.04% and Alset International was required to be consolidated.

At the time the Company reestablished control of Alset International, Chan Heng Fai, the founder, Chairman and Chief Executive Officer of the Company owned 100% of the Company and more than 61% of Alset International. Both the Company and Alset International were under his control since January 1, 2020. ASC 805-50 provides guidance on financial statement presentation when there has been a change in reporting entity under common control. ASC 805-50-45 defines the transfer of a business among entities under common control to be recorded at carrying amount with retrospective adjustment of prior period financial statements when reporting entity is changed. The reconsolidation of Alset International was recorded as entities under common control at carrying amounts.

If you require additional information, please contact the undersigned at (301) 971-3955.

Very truly yours,

Alset EHome International Inc.

By:	/s/ Rongguo Wei
Name:	Rongguo Wei
Title:	Co-Chief Financial Officer

cc:	Darrin M. Ocasio, Sichenzia Ross Ference LLP